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                                                                    Exhibit 99.3

                             BRANCHE RENFORCEMENT

                                            The Board of Directors
                                            Brunswick Technologies, Inc.
                                            43 Bibber Parkway
                                            Brunswick, Maine 04011


                                            Paris, April 10th, 2000



CONFIDENTIAL


Dear Director:

We are writing to express our desire to establish a constructive dialogue with the Board of Directors of Brunswick Technologies, Inc. ("BTI") regarding a strategic business combination between Saint-Gobain and BTI on an expedited timetable and on a negotiated and confidential basis. We have had, within the past two weeks, two unsuccessful attempts to negotiate the terms of a transaction with several of your directors, at least one of whom is a member of management. We feel we have no choice but to present our offer directly to the full Board. Based on our analysis to date, we are in a position to negotiate a cash offer of up to $7.75 per share, which represents a premium of approximately 50% to the average price of the past few days. We believe that this is a full and fair price that fairly reflects the benefits to be obtained from a combination of our businesses and presents a unique and compelling opportunity for the shareholders of BTI.

Given the very difficult public market environment for small capitalization stocks (a situation that is unlikely to improve in the near-term), including very limited research following, limited institutional interest and significant price volatility, it has been and will continue to be a challenge for BTI to create shareholder value as an independent public entity, as evidenced by BTI's recent trading performance. We believe that these issues can negatively impact BTI's ability to use its stock as an acquisition currency and as a compensation incentive to attract and retain management and key employees.

We believe that Saint-Gobain and BTI would be a very attractive combination - providing an outstanding strategic fit. By virtue of our approximate 14% ownership interest in BTI and our position as a long-term key raw materials supplier to BTI, we feel we know your company extremely well. Based upon this knowledge and our experience operating in your markets on a global basis, we believe there is a compelling strategic rationale for a combination. In evaluating why such a combination is so attractive to both companies and their respective shareholders, we have focused on several key factors, including the following:
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 . Synergies within the Technical Fabrics Group of the Saint-Gobain Reinforcement
  Branch (e.g., technologies, marketing, R&D, cost optimization) while at the same time maintaining an ability to innovate and quickly respond to market developments through a clear autonomy of management;

 . Synergies resulting from the integration of a fiberglass supplier with a technical fabrics manufacturer, including a reduction in the time required to develop new products, improvements in raw material quality, and improved logistics and supply chain organization;

 . Strong support for development in the European market and other key markets
  (e.g., Asia) ; and

 . Greater access to capital for, among other things, research and development expenditures and capital investment (critical given BTI's near-term plans to invest heavily in the infrastructure market and to pursue growth through acquisition).

Based on these factors, we have concluded that the strategic and financial advantages of combining our two companies are too significant to ignore.

If you are unwilling to commence meaningful and substantive negotiations with us within the next two days, or if you reject our strong indication of interest in a negotiated transaction at this price, we shall consider all options open to us, including taking our proposal directly to your shareholders.

We believe that the transaction we are proposing is in the best interest of BTI's shareholders and will allow them to receive possible future value today. We urge the Board of Directors of BTI to recognize the immediate and long-term value of this transaction for BTI shareholders. We are available to meet with you and your representatives to discuss this matter at your earliest convenience.


                                            Yours sincerely,

                                            /s/ Roberto Caliari

                                            Roberto Caliari